Consent of Independent Registered Public Accounting Firm
Board of Directors
Biodel Inc.
Danbury, Connecticut
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 of our report dated February 5, 2007, except for Notes 2 and 11 to the financial statements, as to which the date is April 25, 2007, relating to the balance sheets of Biodel Inc. as of September 30, 2006 and 2005 and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from December 3, 2003 (inception) to September 30, 2004 and for the period from December 3, 2003 (inception) to September 30, 2006 appearing in the Company’s Registration Statement on Form S-1 (File No. 333-140504), filed with the Securities and Exchange Commission.
/s/ BDO Seidman, LLP
New York, New York
July 6, 2007